ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2018

Commission File Number 0-28800

_____

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2018, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 15, 2018, "UNAUDITED OPERATING AND FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2018 AND CASH DIVIDEND DECLARATION".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 15, 2018

By: /s/ Riaan Davel

Name: Riaan Davel
Title: Chief Financial Officer

UNAUDITED OPERATING AND FINANCIAL RESULTS

for the six months ended 31 December 2017 and cash dividend declaration



DRDGOLD LIMITED

KEY FEATURES

Acquisition of West Rand Tailings Retreatment Project assets subject to conditions precedent	Gold production up 11% to **2 341 kg**	Operating profit increased 27% to **R219.9 million**	All-in sustaining costs decreased 7% to **R500 125 per kg**	All-in sustaining costs margin increased to **8.7%**	Headline earnings **14.3cps**	Free cash flow **R63.0 million**

REVIEW OF OPERATIONS

		Six months to 31 Dec 2017	Six months to 31 Dec 2016	% change [1]
Gold production	kg	**2 341**	2 100	11
	oz	**75 267**	67 508	11
Gold sold	kg	**2 291**	2 077	10
	oz	**73 663**	66 768	10
Cash operating costs	R per kg	**451 689**	489 263[2]	(8)
	US$ per oz	**1 050**	1 092[2]	(4)
All-in sustaining costs	R per kg	**500 125**	537 918[2]	(7)
	US$ per oz	**1 187**	1 219[2]	(3)
Average gold price received	R per kg	**547 653**	572 443	(4)
	US$ per oz	**1 272**	1 273	–
Operating profit	R million	**219.9**	172.6	27
Operating margin	%	**17.5**	14.5	21
All-in sustaining costs margin	%	**8.7**	6.0	45
Headline earnings/(loss)	R million	**60.4**	(10.2)	692
	SA cents per share (cps)	**14.3**	(2.4)	696

[1] % change is rounded to the nearest per cent and is based on the rounded amounts as presented, which is rounded to the nearest hundred thousand Rand

[2] Restated. Calculations in the report to shareholders for the six months ended 31 December 2016 were based on gold produced. Commencing with this report to shareholders for the six months ended 31 December 2017 and going forward, the calculations are and will be based on gold sold

SHAREHOLDER INFORMATION

DRDGOLD Limited
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
NYSE trading symbol: DRD
ISIN: ZAE 000058723
("DRDGOLD" or the "Company" or the "Group")

Issued capital

431 429 767 ordinary no par value shares (30 June 2017: 431 429 767)

9 361 071 treasury shares held within the Group (30 June 2017: 9 361 071)

5 000 000 cumulative preference shares (30 June 2017: 5 000 000)

Stock traded	JSE	NYSE [3]
Price		
• 6 month intra-day high	R5.45	$0.408
• 6 month intra-day low	R3.75	$0.290
• Close	R4.19	$0.326

[3] This data represents per share data and not American Depository Receipt (ADR) data – one ADR reflects 10 ordinary shares

Market capitalisation	Rm	US$m
As at 31 December 2017	1 807.7	140.6
As at 30 June 2017	1 790.4	135.9

Rounding of figures may result in computational discrepancies

RESULTS

The condensed consolidated interim financial statements of DRDGOLD for the six months ended 31 December 2017 are available on DRDGOLD's website as well as at the Company's registered office.

FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the rand against the dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2017, which we filed with the United States Securities and Exchange Commission on 31 October 2017 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements and financial information included in this presentation have not been reviewed and reported on by DRDGOLD's auditors.

DIRECTORS (*British)(American)**
Executives:
DJ Pretorius (Chief Executive Officer)
AJ Davel (Chief Financial Officer)

Independent non-executives:
GC Campbell*
(Non-Executive Chairman)
EA Jeneker
J Turk **
JA Holtzhausen
TVBN Mnyango

Company Secretary:
R Masemene

Sponsor:
One Capital

FOR FURTHER INFORMATION CONTACT NIËL PRETORIUS:

Tel: (+27) (0) 11 470 2600
Fax: (+27) (0) 11 470 2618
Website: www.drdgold.com

1 Sixty Jan Smuts Building
2nd Floor - North Tower
160 Jan Smuts Avenue
Rosebank, 2196
South Africa

DEAR SHAREHOLDER

SIX MONTHS ENDED 31 DECEMBER 2017 VS SIX MONTHS ENDED 31 DECEMBER 2016

Introduction

Our performance in the first six months of FY2018 ("HY2018") – operationally and financially – is much improved. Comparisons are drawn below with the first six months of FY2017 ("HY2017") but by way of introduction, in broad brushstrokes, gold production was significantly higher due to a healthy improvement in the average yield.

This is attributable to:

- improved performance at the Ergo plant, in turn attributable to thorough, ongoing deployment and continued application of the plant's automated monitoring system described to you in my last letter dated 5 September 2017; and

- more stable flow of material to the plant, a consequence of two new reclamation sites – 4L37 and 4L2 – shifting into top gear as well as the final, total shutdown of the Crown plant and rehabilitation of its footprint.

While total throughput was lower, we expect the shortfall to be addressed by the commissioning of yet another new site – 4L50 – achieved within the last week.

We have continued to effect significant savings in working costs; again, comparisons are provided below. By way of explanation, however, the main savings have been in respect of:

- reagents – cyanide in particular – due to the Ergo plant's improved performance described above. Lower cyanide consumption resulted in a 9% drop in the cost of cyanide in the six months under review; and

- water – the Central Water Treatment Facility, described previously, has substantially reduced our usage of potable water sourced externally. This, in turn, has resulted in a 41% saving in the cost of potable water, a 13% tariff increase notwithstanding.

OPERATIONAL REVIEW

Gold production increased by 11% to 2 341kg, reflecting a 15% improvement in the average yield to 0.191g/t. Total throughput was 3% lower at 12 253 000t. I elaborate on yield and throughput in my introduction above.

Cash operating costs were 8% lower and all-in sustaining costs 7% lower, the main reasons for which – similarly – are covered in the introduction.

FINANCIAL REVIEW

Revenue was 6% higher at R1 254.8 million due to higher gold production and gold sold, and notwithstanding a 4% decline in the average Rand gold price received to R547 653.

After accounting for a 4% increase in total cash operating costs to R1 075.8 million, operating profit was 27% higher at R219.9 million.

The operating and all-in sustaining costs margins were 17.5% (HY2017: 14.5%) and 8.7% (HY2017: 6.0%) respectively.

Headline earnings were R60.4 million compared with a headline loss of R10.2 million (HY2017).

Free cash inflow was R63.0 million in comparison to free cash outflow of R9.7 million (HY2017), due to the improved operational and financial results.

FINANCIAL YEAR 2018 PRODUCTION AND COST GUIDANCE

We are planning full year gold production of between 147 000 and 153 000 ounces at a cash operating cost of approximately R475 000 per kilogram.

SUSTAINABLE DEVELOPMENT

Total environmental spend was R19.4 million, most of which was incurred on vegetation of the Brakpan/Withok Tailings Storage Facility (10ha) and the Daggafontein Tailings Storage Facility (4ha).

While five dust exceedances were recorded in the six months to 31 December 2017 compared with four in the six months to 31 December 2016, two of these were influenced negatively by dust emanating from a new township development under way close to the monitoring site, and two from a dirt road close to the monitoring site.

The Central Water Facility, as indicated above, is paying enormous dividends in terms of both reduced potable water consumption and cost savings. In the period under review, total potable water sourced from external sources decreased by 51% to 1 716 Ml in the six months under review from 3 520 Ml in the comparable period of FY2017.

UPDATE: PROPOSED WEST RAND TAILINGS RETREATMENT PROJECT (WRTRP) TRANSACTION

We are well on track in terms of the regulatory and formal requirements of this transaction with South Africa's Competition Authorities having approved the WRTRP transaction as announced on 8 February 2018. Our team is also making very good progress to finalise a comprehensive and informative circular to shareholders, due to be distributed this month.

In assessing the attraction of this deal, we were very mindful of execution risk and dilution. While the doubling of reserves in a resource with a higher average gold grade is clearly value accretive, our objective remains to avoid or limit dilution of earnings by doing our best to ensure that the 38% dilution in equity is either offset or, ideally, altogether avoided by earnings from this project from a very early stage.

Our phased approach, described in more detail below, is designed to bring this goal within range. We are targeting the commissioning of Phase 1 within 12 months from implementation of the acquisition.

Phase 1, which includes both early stage production as well as design and planning, will include the upgrading of the existing Driefontein 2 ("DP2") and Driefontein 3 ("DP3") processing plants to process tailings from the Driefontein 5 dump at a rate of between 400 000 and 600 000 tonnes per month, and depositing of residues on the Driefontein 4 tailings dam.

During the 24 months following commissioning of the aforementioned plants, it is also our intention to evaluate the remainder of the resource by way of bulk samples to determine the optimal mix for blending.

Phase 1 is expected to be cash generative with modest upfront capital investment required. We believe that the information we will gain from Phase 1 test work will also enable us to refine the original WRTRP process and engineering design, as well as financial and capital models for the second phase (Phase 2). We estimate the net present value ("NPV") of Phase 1 to be approximately R1.3 billion, assuming an initial capital outlay of R288 million.

Phase 2 envisages a high-volume Central Processing Plant capable of processing at least 1 million tonnes of tailings a month and the development of a new Regional Tailings Storage Facility with associated pipeline infrastructure. This phase envisages the reclamation of material from Driefontein 3, Libanon and Kloof 1 for delivery into the production circuit (reserve of c.151 million tonnes) and, eventually, also from Venterspost North and South (reserve of c. 67.2 million tonnes). This phase will provide a compelling advantage insofar as future regional consolidation is concerned.

As an alternative to Phase 2, or in the event that the construction of Phase 2 is delayed or postponed, Phase 1 is capable of being extended by blending in material from Driefontein 3. It envisages the treatment of 77.7 million tonnes from Driefontein 3 and 5 and will involve a further upgrade to the Driefontein 4 tailings dam to increase the tailings storage capacity. We estimate the NPV of the alternative option to be approximately R2.7 billion, assuming a capital outlay of R397 million in addition to the initial Phase 1 capital outlay.

We estimate the NPV of the entire WRTRP at R2.1 billion, as extracted from the draft Competent Person's Report, a summary of which will be included in the circular.

We urge all shareholders to carefully read the circular when it is published for more detail on these estimates.

This transaction offers shareholders an opportunity to participate in a potentially attractive project, well within our capacity to execute, and capable of delivering both short-term value and compelling long-term optionality.

EKURHULENI METROPOLITAN MUNICIPALITY ELECTRICITY TARIFF DISPUTE – URGENT APPLICATION

As described in Note 6 to the Condensed Consolidated Interim Financial Statements and in our SENS announcement on 12 February 2018, on 31 January 2018, the Constitutional Court dismissed Ergo's application for leave to appeal against the judgment of the Full bench of the South Gauteng High Court, on the basis that it will not pass constitutional muster and there are no prospects of success.

Ergo now has to pay to the Municipality the amount held in trust in order to prevent the termination of electricity supply at its Central Substation. At the date of this report, the amount paid in protest plus interest into Ergo's attorneys' trust account and which represents the difference between the Megaflex tariff levied by Eskom and the Municipality's surcharges was approximately R126 million ("Protested Surcharges").

The Main Application which deals with the question of whether, *inter alia*, the Municipality is empowered to supply electricity and levy a surcharge is set down for hearing on 5 December 2018. If the Main Application is successful, Ergo will seek to recover the Protested Surcharges as well as a further approximate R42 million in overpayments made prior to December 2015.

DIVIDEND

The DRDGOLD board has declared an interim cash dividend of five SA cents per ordinary share for the six months ended 31 December 2017 in recognition of its robust performance during the period, while remaining cognisant of anticipated capital outlays to develop the WRTRP assets if this transaction is approved by shareholders. The details of the dividend are as follows:

• the dividend has been declared out of income reserves;

• the local dividends tax rate is 20% (twenty per cent);

• the gross local dividend amount is 5 SA cents per ordinary share for shareholders exempt from the Dividends Tax;

• the net local dividend amount is 4 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;

• DRDGOLD currently has 431 429 767 ordinary shares in issue (which includes 9 361 071 treasury shares); and

• DRDGOLD's income tax reference number is 9160/013/60/4.

In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

• last date to trade ordinary shares cum dividend: Tuesday, 13 March 2018

• ordinary shares trade ex-dividend: Wednesday, 14 March 2018

• record date: Friday, 16 March 2018

• payment date: Monday, 19 March 2018

On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to the shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of Strate, between Wednesday 14 March 2018 and Friday 16 March 2018, both days inclusive, no transfers between SA and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom registers will be approximately Monday, 19 March 2018.

To holders of American Depositary Receipts ("ADR"):

• each ADR represents 10 ordinary shares:

• ADRs trade ex-dividend on NYSE: Thursday, 15 March 2018

• record date: Friday, 16 March 2018

• approximate date of currency conversion: Monday, 19 March 2018

• approximate payment date of dividend: Thursday, 29 March 2018

Assuming an exchange rate of R12/$1, the dividend payable on an ADR is equivalent to 4.16667 US cents for shareholders liable to pay the dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

LOOKING AHEAD

The measures we took in FY2017 to reduce costs and to improve business performance and risk are showing in our numbers.

Over the next few months we plan to put our new zinc precipitation circuit into operation, to commission two new ball mills at the Ergo plant and to start reclamation of the 4L50 dump.

The zinc precipitation will improve the elution circuit efficiency, while the mills will allow higher grade sand to be added to our blend. We aim to achieve all of this with as little disruption as possible.

We are also firing on all cylinders to get the circular relating to the WRTRP transaction out, and intend to follow that up with information sessions to put colour to the key features. We are very excited about this project and believe the market will share in our excitement once the details are clear.

Niël Pretorius
Chief Executive Officer
15 February 2018



CONDENSED CONSOLIDATED INTERIM
STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Notes	Six months to 31 Dec 2017 Rm Unaudited	Six months to 31 Dec 2016 Rm Unaudited
Revenue		1 254.8	1 188.8
Cost of sales		(1 139.6)	(1 153.9)
Gross profit from operating activities		**115.2**	**34.9**
Other income		0.2	12.9
Administration expenses and general costs		(31.9)	(45.5)
Results from operating activities	2	**83.5**	**2.3**
Finance income		18.7	19.9
Finance expenses		(25.0)	(22.5)
Profit/(loss) before tax		**77.2**	**(0.3)**
Income tax		(16.6)	3.0
Profit for the period		**60.6**	**2.7**
Other comprehensive income			
Items that are or may be reclassified to profit or loss, net of tax			
Net fair value adjustment on available-for-sale investments		2.5	3.0
Total other comprehensive income		**2.5**	**3.0**
Total comprehensive income for the period		**63.1**	**5.7**
Basic earnings per share [(1)]	3	**14.4**	**0.6**
Diluted earnings per share [(1)]	3	**14.4**	**0.6**

[(1)] All per share financial information is presented in South African cps and is rounded to the nearest one decimal point based on the results as presented, which is rounded to the nearest hundred thousand Rand



CONDENSED CONSOLIDATED INTERIM
STATEMENT OF FINANCIAL POSITION

	Notes	As at 31 Dec 2017 Rm Unaudited	As at 30 Jun 2017 Rm Audited	As at 31 Dec 2016 Rm Unaudited
Assets				
Non-current assets		1 753.9	1 739.1	1 786.3
Property, plant and equipment		1 502.0	1 497.6	1 560.2
Investments in rehabilitation obligation funds		235.6	227.7	209.4
Investments in other entities		11.3	8.8	12.0
Deferred tax assets		5.0	5.0	4.7
Current assets		625.7	548.3	579.7
Inventories		242.7	180.3	186.7
Trade and other receivables		88.4	114.3	92.4
Cash and cash equivalents	4, 6	294.6	253.7	290.3
Assets held for sale		–	–	10.3
Total assets		**2 379.6**	**2 287.4**	**2 366.0**
Equity and Liabilities				
Equity		1 344.4	1 302.4	1 294.7
Non-current liabilities		742.6	728.1	779.4
Provision for environmental rehabilitation		546.5	531.8	527.7
Deferred tax liability		154.2	140.5	188.8
Employee benefits		26.4	39.0	44.8
Finance lease obligation		15.5	16.8	18.1
Current liabilities		292.6	256.9	291.9
Trade and other payables		275.8	251.7	270.5
Current tax liability		6.6	5.2	5.2
Employee benefits		10.2	–	–
Liabilities held for sale		–	–	16.2
Total liabilities		1 035.2	985.0	1 071.3
Total equity and liabilities		**2 379.6**	**2 287.4**	**2 366.0**

CONDENSED CONSOLIDATED INTERIM
STATEMENT OF CHANGES IN EQUITY

	Six months to 31 Dec 2017 Rm Unaudited	Six months to 31 Dec 2016 Rm Unaudited
Balance at the beginning of the period	1 302.4	1 339.6
Total comprehensive income		
Profit for the period	60.6	2.7
Other comprehensive income	2.5	3.0
Transactions with the owners of the parent		
Dividends paid	(21.1)	(50.6)
Balance as at the end of the period	**1 344.4**	**1 294.7**

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

These condensed consolidated interim financial statements for the six months ended 31 December 2017 have been prepared under the supervision of DRDGOLD's Chief Financial Officer, Mr AJ Davel CA(SA). The condensed consolidated interim financial statements were authorised for issue by the directors on 9 February 2018.

CONDENSED CONSOLIDATED INTERIM
STATEMENT OF CASH FLOWS

		Six months to 31 Dec 2017 Rm Unaudited	Six months to 31 Dec 2016 Rm Unaudited
Net cash inflow from operating activities		**155.8**	39.2
Cash generated by operations		**147.5**	17.7
Interest received		**11.3**	12.3
Interest paid		**(1.5)**	(1.8)
Tax (paid)/received		**(1.5)**	11.0
Net cash outflow from investing activities		**(92.8)**	(48.9)
Acquisition of property, plant and equipment		**(86.6)**	(61.6)
Proceeds on disposal of property, plant and equipment		**1.5**	17.9
Environmental rehabilitation payments		**(7.7)**	(10.2)
Other		**–**	5.0
Net cash outflow from financing activities		**(22.1)**	(51.8)
Repayment of finance lease obligation		**(1.3)**	(1.2)
Dividends paid on ordinary share capital		**(20.8)**	(50.6)
Increase/(decrease) in cash and cash equivalents	4	**40.9**	(61.5)
Opening cash and cash equivalents		**253.7**	351.8
Closing cash and cash equivalents		**294.6**	290.3
Reconciliation of cash generated by operations			
Profit/(loss) before tax		**77.2**	(0.3)
Adjusted for:			
Depreciation	2	**82.3**	101.9
Movement in gold in process		**(40.9)**	(13.9)
Environmental rehabilitation payments		**(0.6)**	(5.0)
Profit on disposal of property, plant and equipment included in other income		**(0.2)**	(12.9)
Share-based payment expense	2	**0.2**	16.1
Finance income		**(18.7)**	(19.9)
Finance expenses		**25.0**	22.5
Other non-cash items		**(1.0)**	(0.3)
Working capital changes		**24.2**	(70.5)
Change in trade and other receivables		**25.0**	(33.5)
Change in inventories		**(21.5)**	(12.1)
Change in trade and other payables		**20.7**	(24.9)
Cash generated by operations		**147.5**	17.7

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PREPARATION
The condensed consolidated interim financial statement are prepared in accordance with the JSE Limited Listings Requirements ("Listings Requirements") and the requirements of the Companies Act No. 71 of 2008 of South Africa. The Listings Requirements require that interim reports be prepared in accordance with and containing the information required by IAS 34: *Interim Financial Reporting*, as well as the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council. The accounting policies applied in the preparation of the condensed consolidated interim financial statements are in terms of International Financial Reporting Standards ("IFRS") and are consistent with those applied in the previous consolidated annual financial statements.

These condensed consolidated interim financial statements of DRDGOLD for the six months ended 31 December 2017 have not been reviewed by an independent auditor.

2. RESULTS FROM OPERATING ACTIVITIES
Results from operating activities includes the following:

	Six months to 31 Dec 2017 Rm Unaudited	Six months to 31 Dec 2016 Rm Unaudited
A. DEPRECIATION INCLUDED IN COST OF SALES Depreciation decreased mainly due to the current period not including any depreciation related to the final clean up and closure of various sites that previously formed part of the Crown operations compared to the comparative period that included the accelerated depreciation related to these sites amounting to R20 million	**82.3**	101.9
B. INCREASE IN LONG TERM INCENTIVE SCHEME ("LTI") LIABILITY The liability for employee benefits consists mainly of the LTI liability. The decrease in the share-based payment expense for the current reporting period is due mainly to the decrease in the 7 day volume weighted average price (VWAP) of DRDGOLD during the current reporting period from R4.22 at 30 June 2017 to R3.82 at reporting date	**0.2**	16.1

3. EARNINGS PER SHARE

Reconciliation of headline earnings/(loss)		
Profit for the period	**60.6**	2.7
Adjusted for:		
Profit on disposal of property, plant and equipment included in other income	**(0.2)**	(12.9)
Income tax thereon	**–**	–
Headline earnings/(loss)	**60.4**	(10.2)
Weighted average number of ordinary shares in issue adjusted for treasury shares	**422 068 696**	422 068 696
Diluted weighted average number of ordinary shares adjusted for treasury shares	**422 068 696**	422 068 696
Earnings per share [1]	**14.4**	0.6
Diluted earnings per share [1]	**14.4**	0.6
Headline earnings/(loss) per share [1]	**14.3**	(2.4)
Diluted headline earnings/(loss) per share [1]	**14.3**	(2.4)

[1] All per share financial information is presented in South African cps and is rounded to the nearest one decimal point based on the results as presented which is rounded to the nearest hundred thousand Rand

4. CASH AND CASH EQUIVALENTS

	Six months to 31 Dec 2017 Rm Unaudited	Six months to 31 Dec 2016 Rm Unaudited
Included in cash and cash equivalents is restricted cash of:		
Cash held in escrow (including interest) relating to the electricity dispute with Ekurhuleni Metropolitan Municipality (refer note 6)	**121.2**	71.0
Guarantees	**16.6**	15.6

5. CONTINGENT LIABILITY: SILICOSIS
In January 2013, DRDGOLD, ERPM ("the DRDGOLD Respondents") and 23 other mining companies ("the Other Mining Companies") were served with a court application for a class action by alleged former mineworkers and dependants of deceased mineworkers. In the pending application the applicants allege that the Other Mining Companies and the DRDGOLD Respondents conducted underground mining operations in a negligent manner that caused occupational lung diseases.

On 17 January 2017, the DRDGOLD Respondents and the Other Mining Companies filed an appeal against the judgement handed down by the South Gauteng High Court, Johannesburg ("Court") on 13 May 2016, in which the Court ordered the certification of a single class action comprising two separate and distinct classes – a silicosis class and a tuberculosis class. On 9 January 2018 the Supreme Court of Appeal ("SCA") granted approval of the postponement of the appeal, that was set down for hearing from 19 to 23 March 2018, *sine die*.

The DRDGOLD Respondents and the Other Mining Companies formed a Working Group consisting of representatives from each company to consider and discuss issues pertaining to the action.

DRDGOLD withdrew from the Working Group in January 2016. The remaining members of the Working Group have since indicated that they would be seeking a possible settlement of the class action and have all raised an accounting provision at 30 June 2017 due to progress made by the Working Group towards settlement of the claims.

DRDGOLD took the view that it is too early to consider settlement of the matter, mainly for the following reasons:

• the Applicants have as yet not issued and served a summons (claim) in the matter;

• there is no indication of the number of potential claimants that may join the class action against the DRDGOLD respondents; and

• many principles upon which legal responsibility is founded, are required to be substantially developed by the trial court (and possibly subsequent courts of appeal) to establish liability on the bases alleged by the applicants.

In light of the above there is inadequate information to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.

6. CONTINGENT LIABILITY: EKURHULENI METROPOLITAN MUNICIPALITY ELECTRICITY DISPUTE
Ekurhuleni Metropolitan Municipality Electricity Tariff Dispute – Main Application
In December 2014, an application (in the Court) was filed and served on *inter alia* the Ekurhuleni Metropolitan Municipality ("Municipality") and Eskom Holdings SOC Limited ("Eskom") in terms of which Ergo contends, among other things, that the Municipality does not "supply" electricity to Ergo from a "supply main" as contemplated in the Municipality's Electricity By-Laws of 2002 ("Main Application"), for the following reasons:

• The Municipality is not licensed to supply electricity to Ergo in terms of the Municipality's Temporary Distribution Licence.

• The Municipality is not entitled to render tax invoices to Ergo for supply and consumption of electricity from the substation.

• The Municipality is furthermore not competent to add a surcharge or premium of approximately 40% (forty percent) of the rate at which Eskom ordinarily charges Ergo on its Megaflex rate.

• Ergo is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality in excess of its actual consumption, therefore, as determined by Eskom on a monthly basis.

• The Municipality is indebted to Ergo in the amount of approximately R43 million in respect of the surcharges and premiums that were erroneously paid to the Municipality in the *bona fide* and reasonable belief that the Municipality was competent to supply electricity to it.

The hearing in respect of the Main Application has been set down for 5 December 2018.

Subsequent to December 2014 up to 31 December 2017, the Municipality has invoiced Ergo for approximately R114.8 million in surcharges of which R111.1 million has been paid into an attorney's trust account at 31 December 2017 pending the final determination of the dispute.

Ekurhuleni Metropolitan Municipality Electricity Tariff Dispute – Urgent Application
As a result of Ergo electing to pay the surcharges levied under protest into its attorneys' trust account, the Municipality, on 25 May 2015 threatened to terminate the electricity supply at the Substation. The Municipality argued that Ergo was allegedly in arrears of its account and was seeking to employ its debt collection and credit control measures in relation thereto.

As a result of this threat of termination of electricity supply, Ergo applied to interdict the Municipality from terminating the electricity supply at the Substation. On 3 May 2016, the Court found in favour of Ergo and prohibited the Municipality from terminating or interfering with the electricity supply at the substation. The Municipality appealed against the judgment. The Full Bench of the Court found in favour of the Municipality in August 2017.

Ergo appealed to the SCA against the decision of the Full Bench of the Court in September 2017. This appeal was dismissed by the SCA in November 2017. In December 2017, Ergo filed its application for leave to appeal to the Constitutional Court ("CC"). On 31 January 2018, the CC dismissed the appeal on the grounds that the appeal would not withstand legal challenge on constitutional grounds and there were no prospects of success. Ergo is now obligated to pay the aggregate amount ("Trust Monies"), inclusive of interest, in the attorneys' trust account. At the date of this report, the Trust Monies is approximately R126 million.

7. FINANCIAL RISK MANAGEMENT FRAMEWORK
Commodity price sensitivity
The Group's profitability and cash flows are primarily affected by changes in the market price of gold which is sold in US Dollar and then converted to Rand.

Gold is sold at spot prices and forward sales of gold production, as well as derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production are not entered into.

8. FAIR VALUES
The Group's assets that are measured at fair value at reporting date consist of available for sale financial instruments and are included in Investments in other entities on the statement of financial position. Of this line item, R11.1 million (30 June 2017: R8.6 million) relate to fair value hierarchy Level 1 instruments and R0.2 million (30 June 2017: R0.2 million) relate to fair value hierarchy Level 3 instruments.

9. SUBSEQUENT EVENTS
Other than disclosed in Note 6 *Ekurhuleni Metropolitan Municipality Electricity Tariff Dispute – Urgent Application*, there were no subsequent events between the reporting date of 31 December 2017 and the date of issue of these condensed consolidated interim financial statements.

10. OPERATING SEGMENTS

The following summary describes the operations in the Group's reportable operating segment:

• Ergo is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg's central business district as well as the East and Central Rand goldfields. The operation comprises four plants. The Ergo and Knights plants continue to operate as metallurgical plants. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants. The Crown plant operated as a pump/milling station feeding the metallurgical plants until March 2017 when it ceased all operations.

Corporate office and other reconciling items (collectively "other reconciling items") are taken into consideration in the strategic decision-making process of the chief operating decision maker and are therefore included in the disclosure here, even though they do not earn revenue. They do not represent a separate segment.

	Six months to 31 Dec 2017 Unaudited			Six months to 31 Dec 2016 Unaudited		
	Ergo Rm	Corporate office and other reconciling items Rm	Total Rm	Ergo Rm	Corporate office and other reconciling items Rm	Total Rm
Revenue	1 254.8	–	1 254.8	1 188.8	–	1 188.8
Cash operating costs	(1 075.8)	–	(1 075.8)	(1 030.1)	–	(1 030.1)
Movement in gold in process	40.9	–	40.9	13.9	–	13.9
Operating profit	219.9	–	219.9	172.6	–	172.6
Administration expenses and general costs	(1.8)	(31.7)	(33.5)	(14.7)	(32.5)	(47.2)
Interest income	4.7	6.1	10.8	2.9	9.3	12.2
Interest expense	(1.5)	(0.3)	(1.8)	(1.5)	(0.4)	(1.9)
Retrenchment costs	–	–	–	(18.3)	–	(18.3)
Income tax [1]	(1.5)	(1.4)	(2.9)	(0.8)	–	(0.8)
Working profit before capital expenditure	219.8	(27.3)	192.5	140.2	(23.6)	116.6
Additions to property, plant and equipment	(86.7)	(0.1)	(86.8)	(61.4)	(0.2)	(61.6)
Working profit after capital expenditure and additions	133.1	(27.4)	105.7	78.8	(23.8)	55.0

[1] Income tax excludes deferred tax

Reconciliation of profit for the period

	Ergo Rm	Corporate office and other reconciling items Rm	Total Rm	Ergo Rm	Corporate office and other reconciling items Rm	Total Rm
Working profit before capital expenditure	219.8	(27.3)	192.5	140.2	(23.6)	116.6
Depreciation	(82.2)	(0.1)	(82.3)	(101.8)	(0.1)	(101.9)
Growth in environmental rehabilitation trust funds and reimbursive right	5.2	2.7	7.9	5.2	2.5	7.7
Profit on disposal of property, plant and equipment	0.2	–	0.2	0.1	12.8	12.9
Unwinding of provision for environmental rehabilitation	(22.6)	(0.6)	(23.2)	(20.1)	(0.6)	(20.7)
Ongoing rehabilitation expenditure	(11.0)	–	(11.0)	(10.8)	–	(10.8)
Other operating (costs)/income including care and maintenance costs	(21.7)	11.8	(9.9)	(6.6)	1.7	(4.9)
Deferred tax	(13.7)	0.1	(13.6)	5.9	(2.1)	3.8
Profit for the period	**74.0**	**(13.4)**	**60.6**	**12.1**	**(9.4)**	**2.7**

OPERATIONAL PERFORMANCE (unaudited)	Six months to 31 Dec 2017 Unaudited	Six months to 31 Dec 2016 Unaudited
Ore milled		
Metric (000't)	12 253	12 632
Imperial (000't)	13 505	13 924
Yield		
Metric (g/t)	0.191	0.166
Imperial (oz/t)	0.006	0.005
Cash operating costs		
(R/t)	87	82
(US$/t)	6	5
Reconciliation of All-in sustaining costs (unaudited)		
(All amounts presented in R million unless otherwise indicated)		
Cash operating costs	(1 075.8)	(1 030.1)
Movement in gold in process	40.9	13.9
Administration expenses and general costs	(33.5)	(47.2)
Other operating (costs)/income excluding care and maintenance costs	(5.9)	(1.4)
Unwinding of provision for environmental rehabilitation	(23.2)	(20.7)
Capital expenditure (sustaining)	(48.4)	(31.6)
All-in sustaining costs	(1 145.9)	(1 117.1)
Care and maintenance costs	(4.0)	(18.3)
Retrenchment costs	–	(3.5)
Ongoing rehabilitation expenditure	(11.0)	(10.8)
Capital expenditure (non-sustaining)	(38.4)	(30.0)
Capital recoupment	0.7	5.0
All-in costs	(1 198.6)	(1 174.7)
Cash operating costs	R per kg	451 689	489 263#
Cash operating costs	US$ per oz	1 050	1 092#
All-in sustaining costs*	R per kg	500 125	537 918#
All-in sustaining costs*	US$ per oz	1 187	1 219#
All-in cost*	R per kg	523 127	565 583#
All-in cost*	US$ per oz	1 213	1 281#

Restated. Calculations in the report to shareholders for the six months ended 31 December 2016 were based on gold produced. Commencing with this report to shareholders for the six months ended 31 December 2017 and going forward, the calculations are and will be based on gold sold

* All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013



There has been no material change to the technical information relating to, *inter alia*, the Group's Reserves and Resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in DRDGOLD's annual reports for the year ended 30 June 2017. The technical information referred to in this report has been reviewed by Messrs Mpfariseni Mudau (SACNASP) and Gary Viljoen (SACG), both are independent contractors of DRDGOLD. They approved this information in writing before the publication of the report.